United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on nickel and aluminum asset review

Rio de Janeiro, December 20, 2012 — Vale S.A. (Vale) informs that it has concluded the annual assessment of Onça Puma and aluminum assets, which will imply the recognition of an impairment charge before tax of US$ 4.2 billion, thus affecting our earnings in the fourth quarter of 2012.

The issues with the two furnaces of Onça Puma determined the total stoppage of its ferronickel operations since June 2012. After analyzing the case, Vale decided to rebuild one of the furnaces, at an estimated cost of US$ 188 million in 2013, and plans its start up in the fourth quarter of 2013. Given this event and in face of the current market environment for ferronickel, the valuation of Onça Puma determined the need to recognize an impairment charge before tax of US$ 2.848 billion. The book value of Onça Puma was US$ 3.778 billion as of September 30, 2012.

The downward volatility of aluminum prices and the macroeconomic uncertainties about the European economy have contributed to reduce the market value of our 22% stake in Hydro ASA (Hydro), a Norwegian aluminum producer, to a level below the book value of our investment. Based on Hydro share prices at September 30, 2012, we are recognizing an impairment charge before tax of US$ 1.3 billion, which will impact our 4Q12 net earnings.

Despite these charges, we remain confident on the long-term market fundamentals of the global nickel market. At the same time, we believe on the potential of Hydro’s assets to create significant shareholder value as a consequence of a unique combination of a rich endowment of natural resources and technological leadership in aluminum.

Both impairments will not have any cash flow impact and will be treated as exceptional items. Our annual asset review will be completed in conjunction with the disclosure of our 2012 financial statements in February 27, 2013.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Correa : marcelo.correa@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: December 20, 2012		Roberto Castello Branco
Director of Investor Relations